VELCRO®

82-745

03 AUG 29 AM 7:21



THIRD QUARTER INTERIM REPORT

NINE MONTHS ENDED

JUNE 30, 2003

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VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first nine months of fiscal year 2003 were $195,654,000, which was an increase of 4% over 2002. Sales for the third quarter were $67,905,000, also a 4% increase over the prior year.

Operating earnings for the first nine months were $24,875,000, an increase of 6% over last year. For the quarter, operating earnings were $8,222,000, which was an 8% decrease from the third quarter of 2002.

The Company has maintained modest sales growth, despite increased competitive pressures and widespread economic uncertainties. The decline in operating earnings during the third quarter reflects these difficult business conditions, and unfavorable currency fluctuations. The Company continues to pursue profitable growth opportunities, through new product introductions, new applications and increased market penetration.

For the nine months, investment income was $2,020,000 compared to $2,444,000 of investment income for the first nine months of last year. Investment income for the third quarter was $901,000, up from $575,000 last year.

The above factors resulted in net earnings of $17,396,000 ($.58 per share) for the nine months and $5,654,000 ($.19 per share) for the third quarter. These earnings were 13% higher than the first nine months of 2002 and 3% higher for the third quarter.

For the Board of Directors



Robert W. H. Cripps
Chairman



A. John Holton
Deputy Chairman

August 8, 2003

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At June 30, 2003

	June 30, 2003 US$'000	Sept. 30, 2002 US$'000
Current Assets	99,471	94,929
Current Liabilities	(48,535)	(49,140)
Net Current Assets	50,936	45,789
Non Current Assets	240,522	222,745
Long-term Liabilities	(27,137)	(32,546)
NET ASSETS	264,321	235,988
Equity Accounts	271,003	242,685
Less: Treasury Shares	(7,065)	(7,065)
Parent Shareholders' Equity	263,938	235,620
Minority Interests in Subsidiary Companies	383	368
TOTAL EQUITY	264,321	235,988

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Nine Months Ended June 30, 2003

	Quarter Ended June 30,		Nine Months Ended June 30,	
	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000
Sales	67,905	65,581	195,654	187,341
Operating Expenses	(59,683)	(56,666)	(170,779)	(163,909)
Operating Earnings	8,222	8,915	24,875	23,432
Royalties and Other Income	81	106	278	388
Interest Expense	(357)	(407)	(1,048)	(1,703)
Interest Income	464	609	1,559	1,912
Other Investment Income	437	(34)	461	532
Earnings before Income Taxes	8,847	9,189	26,125	24,561
Income Tax Expense	3,176	3,698	8,714	9,171
Earnings after Income Taxes	5,671	5,491	17,411	15,390
Income Applicable to Minority Shareholders	17	4	15	5
NET EARNINGS	5,654	5,487	17,396	15,385
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490	30,040,490	30,040,490
Basic and Diluted Earnings Per Share (In US$1)	.19	.18	.58	.51
Dividends Per Share (In US$1)	---	---	.30	.15

The notes to the unaudited consolidated interim financial statements are an integral part hereof

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDTED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Nine Months Ended June 30, 2003

	Nine Months Ended June 30,	
	2003	2002
	US$'000	US$'000
Cash Flow from Operating Activities	25,985	34,783
Cash Flow from Investing Activities	(10,203)	(14,713)
Cash Flow from Financing Activities	(16,335)	(19,902)
Net Increase (Decrease) in Cash and Cash Equivalents	(553)	168
Cash and Cash Equivalents at Beginning of Period	15,438	9,963
Cash and Cash Equivalents at End of Period	14,885	10,131

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Nine Months Ended June 30, 2003

	Capital Stock	Capital in Excess of Par Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at October 1, 2001	20,389	2,901	204,002	---	(5,858)	221,434
Net earnings			15,385			15,385
Effect of adopting IAS 39 as of October 1, 2001				18,210		18,210
Net decrease in fair value of marketable securities				(5,335)		(5,335)
Net gains on sales of marketable securities				(347)		(347)
Adjustments on translation of subsidiaries					3,240	3,240
Dividends paid			(4,506)			(4,506)
Balance at June 30, 2002	20,389	2,901	214,881	12,528	(2,618)	248,081

	Capital Stock	Capital in Excess of Par Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at October 1, 2002	20,389	2,901	221,739	1,228	(3,572)	242,685
Net earnings			17,396			17,396
Net increase in fair value of marketable securities				13,290		13,290
Net gains on sales of marketable securities				(261)		(261)
Adjustments on translation of subsidiaries					6,905	6,905
Dividends paid			(9,012)			(9,012)
Balance at June 30, 2003	20,389	2,901	230,123	14,257	3,333	271,003

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2002, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share was paid on January 3, 2003 to shareholders of record as of December 4, 2002.

3. Related Parties

In April 2003, Cohere Limited increased its shareholding in Velcro Industries N.V. to 24,641,367 shares, which represents approximately 82% of the outstanding shares.

4. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Nine Months Ended June 30, 2003			For the Nine Months Ended June 30, 2002		
	Manufacturing & Sales	Investments	Consolidation	Manufacturing & Sales	Investments	Consolidation
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Segment Revenue:						
External sales	195,654		195,654	187,341		187,341
Investment income		2,020	2,020		2,444	2,444
Segment Results	25,468	1,705	27,173	24,178	2,086	26,264

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES



TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA

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